UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2010 and for the month of January 2011
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
SIPCOT Industrial Complex
Madurai Bypass Road
T.V. Puram P.O.
Tuticorin — 628002, Tamil Nadu, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark is the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

1

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Earnings release of Sterlite Industries (India) Limited dated January 25, 2011.
Ex-99.2 Unaudited consolidated and standalone financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter and nine months ended December 31, 2010.
Ex-99.3 Press release of Sterlite Industries (India) Limited dated January 27, 2011.
Ex-99.4 Press release of Sterlite Industries (India) Limited dated January 28, 2011.

Sterlite Industries (India) Ltd
Other Events
1.   On January 25, 2011, Sterlite Industries (India) Limited (the “Company”) issued an earnings release announcing its unaudited consolidated and standalone financial results under Indian GAAP for the quarter and nine months ended December 31, 2010. A copy of the earnings release dated January 25, 2011 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s unaudited consolidated and standalone financial results under Indian GAAP for the quarter and nine months ended December 31, 2010 is attached hereto as Exhibit 99.2 and incorporated herein by reference.
The financial results of the Company included in this report have been prepared under Indian GAAP which may differ significantly from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) under which the Company prepares its audited annual consolidated financial statements that are included in the Company’s Annual Report on Form 20-F. The extent or degree to which the Company’s Indian GAAP results will provide meaningful information is dependent on the reader’s level of familiarity with Indian GAAP and other financial reporting regulations in India. Investors should be aware that IFRS results for the Company may be significantly different from those included in this report. No attempt has been made by the Company to quantify the effects of the differences between Indian GAAP and IFRS as they apply to the Company’s results or to undertake a reconciliation of Indian GAAP to IFRS. If any such quantification or reconciliation were to be undertaken, there could be significant accounting and disclosure differences. Reliance by investors on the results presented above should be limited accordingly. The historical information may not be indicative of the Company’s future performance.
2.   On January 27, 2011, the Company issued a press release providing an update on the arbitration matter regarding the exercise by the Company of its call option to purchase the 49% stake in Bharat Aluminium Company Limited from the Government of India. A copy of the press release dated January 27, 2011 is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
3.   On January 28, 2011, the Company issued a press release announcing that Mr. C. Prabhakaran has been appointed as the Chief Financial Officer of the Company with immediate effect in place of Mr. Vinod Bhandawat, who has been transferred and posted to an affiliate company.
Mr. C. Prabhakaran, 35 years old, was appointed as the Company’s Chief Financial Officer with effect from January 28, 2011. Mr. Prabhakaran jointed the Vedanta group comprising Vedanta Resources plc and its subsidiaries in 1999 and since then has held various positions, including acting as head finance of The Madras Aluminium Company Limited, a subsidiary of Vedanta Resources plc from August 2008 to January 2011. Mr. Prabhakaran has an experience of over 11 years in the areas of finance, accounting, business control, treasury, taxation and regulatory compliance within the Vedanta group. He is also an associate member of the Institute of Chartered Accountants and a graduate member of Institute of Cost and Works Accountants of India.
A copy of the press release dated January 28, 2011 is attached hereto as Exhibit 99.4 and is incorporated herein by reference.
Forward-Looking Statements:
In addition to historical information, this Form 6-K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F dated September 30, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6-K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’s website, www.sec.gov.
Exhibits

99.1	Earnings release of Sterlite Industries (India) Limited dated January 25, 2011.

99.2	Unaudited consolidated and standalone financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter and nine months ended December 31, 2010.

99.3	Press release of Sterlite Industries (India) Limited dated January 27, 2011.

99.4	Press release of Sterlite Industries (India) Limited dated January 28, 2011.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: January 28, 2011
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ C. Prabhakaran
	Name:	C. Prabhakaran
	Title:	Chief Financial Officer

Sterlite Industries (India) Ltd
EXHIBIT INDEX

99.1	Earnings release of Sterlite Industries (India) Limited dated January 25, 2011.

99.2	Unaudited consolidated and standalone financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter and nine months ended December 31, 2010.

99.3	Press release of Sterlite Industries (India) Limited dated January 27, 2011.

99.4	Press release of Sterlite Industries (India) Limited dated January 28, 2011.